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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED MAR 0 1 2004 D.C. 155 PROCESSING SECTION

SEC FILE NUMBER
8- 51849

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2003___ AND ENDING ___December 31, 2003___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

(NYPPE, LLC) New York Private Placement Network, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Old Field Point Road

(No. and Street)

Greenwich	Connecticut	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laurence Allen   203-422-5000
                                                            (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HALPERN & ASSOCIATES, LLC

(Name — if individual, state last, first, middle name)

143 WESTON ROAD	WESTON	CONNECTICUT	06883
(Address)	(City)	(State)	(Zip Code)

PROCESSED MAR 25 2004 THO FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, _____Laurence Allen_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
(NYPPE, LLC) New York Private Placement Network, LLC
_____, as of

_____Decemberer 31,_____, 19__2003__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Managing Member
Title

_____
Notary Public

ROBERTA P. ANDERSON
My Commission Expires
June 30, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



New York Private Placement Network, LLC, d.b.a. NYPPE LLC

Statement of Financial Condition

December 31, 2003

Halpern & Associates, LLC

Certified Public Accountants and Consultants

143 Weston Road • Weston, CT 06883 • (203)227-0313 • FAX (203)226-6909 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Members of
New York Private Placement Network, LLC, d.b.a. NYPPE, LLC

We have audited the accompanying statement of financial condition of New York Private Placement Network, LLC, d.b.a. NYPPE, LLC (the "Company") as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above, present fairly, in all material respects, the financial position of York Private Placement Network, LLC, d.b.a. NYPPE, LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Weston, Connecticut
February 24, 2004

New York Private Placement Network, LLC, d.b.a. NYPPE LLC

Statement of Financial Condition

December 31, 2003

ASSETS

Cash and cash equivalents	$	452,928
Receivable from clearing broker		298,958
Receivable from affiliates		64,232
Furniture and leasehold improvements at cost, net of accumulated depreciation of $5,107		2,394
Other Assets		120,239
TOTAL ASSETS	$	938,751

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued expenses and other liabilities	$	163,101
Due to member		419,013
TOTAL LIABILITIES		582,114
MEMBER'S EQUITY		356,637
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	938,751

The accompanying notes are an integral part of this statement.

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

New York Private Placement Network, LLC, d.b.a. NYPPE, LLC (the "Company") was organized in Connecticut on June 1, 1998 and is registered with the Securities and Exchange Commission and the National Association of Securities Dealers as a broker/dealer as of December 1999. The Company has also done business under the name Allen Capital Markets, LLC. The Company is a wholly-owned subsidiary of NYPPE Holdings, LLC ("Holdings").

The Company was organized primarily to originate, place and act as an agent for private equity and bond securities; and provide advisory services in connection with mergers, consolidations, acquisitions or other similar transactions.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction. The Company's policy is to continuously monitor its exposure to market and counterparty risk.

2. SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

The Company records securities transactions and related revenues and expenses on a trade date basis. Security transactions and financing with the clearing broker are classified as operating activities on the statement of cash flows since this is the Company's principal business.

Depreciation is provided for on accelerated methods over the estimated useful lives of the related property.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

3. PROVISION FOR INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its member on its tax return.

4. LOANS TO EMPLOYEES

Included in other assets are loans and advances to employees. No interest has been charged on these loans.

5. STOCK-BASED COMPENSATION

The Company accounts for its stock-based compensation plan in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees." Under APB No. 25, the Company recognizes the expense related to stock-based compensation plans based on the excess, if any, of the market value of the stock at the date of award granted over the exercise price of the award.

Some employees have been issued company stock that has been subsequently sold to outside investors.

6. RELATED PARTY TRANSACTIONS

Included in other assets are investments in partnerships that are managed by a related entity. These investments are stated at the cost of $38,464.

The Company has an administrative services agreement with Holdings based upon an allocation methodology as prescribed in the agreement. Under this agreement, Holdings provides office space, furniture, communication equipment, and other administrative services to the Company. Fees related to this agreement are reassessed by Holdings on a quarterly basis.

7. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no customer accounts.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $80,047, which exceeded the minimum requirement of $50,000 by $30,047. The Company's ratio of aggregate indebtedness to net capital was 7.27 to 1.

9. WARRANT FEES AND INVESTMENTS

In its normal course of business, the Company received common stock warrants as fees for financial services. The Company expects to continue to receive warrants, representing the right to purchase equity, in companies for which financial services are provided as recurring fee based revenue. Warrants are then awarded to employees in accordance with a vesting schedule as determined by management. At December 31, 2003, management did not determine the market value of the warrants received from its financial services. Consequently, the financial statements are presented without any value or income relating to the warrants being held. It is the intention of management to bundle these warrants into a private placement memorandum and offer membership interests to accredited investors. A valuation of the warrants will be made in accordance with the private placement memorandum.